Exhibit (a)(5)

Form of E-mail Notifying Optionholders of Receipt of Election Form

This e-mail confirms our receipt of your Election Form, which sets forth your election to tender one or more of your eligible options for shares of Plug Power restricted stock pursuant to the terms and conditions set forth therein.

A formal notice of the acceptance or rejection of your tendered options will be sent to you, promptly after the expiration of the Offer, which is currently scheduled to occur at 5:00 p.m., Eastern Time, on June 20, 2003, unless otherwise extended by Plug Power (the “Expiration Date”).

You may withdraw your election to exchange your eligible options at any time prior to the Expiration Date. If you wish to withdraw your tendered options, you must deliver a Notice of Withdrawal of Tender according to the procedures set forth in the Offer to Exchange, dated May 22, 2003, previously sent to you and filed with the Securities and Exchange Commission.

Please note that this e-mail is only a confirmation of receipt and does not constitute acceptance of your options tendered for exchange or a finding by Plug Power of the validity, accuracy or completeness of your election form or the tender of your options.

We are not obligated to give you notice of any defects or irregularities in your tender of options, and we are not liable for failing to give you notice of any defects or irregularities. We may reject your tender of options if, among other reasons, we determine that it is not in appropriate form or if we determine that it is unlawful to accept.

If you have any questions, please contact Ana-Maria Galeano, our General Counsel, or David Neumann, our Chief Financial Officer, at (518) 782-7700.

Very truly yours,

Georgiana Gierisch

Benefits Administrator